SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                              (Amendment No.  )*

                          El Chico Restaurants, Inc.
                          --------------------------
                                Name of Issuer

                                Class A Common
                                --------------
                        (Title of class of securities)

                                  282879105
                                  ---------
                                 Cusip Number


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described on Item 1; and, (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13-d 7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                       (Continued on following page[s])

                               Page 1 of 4 pages

CUSIP NO. 282879105                      13G                 Page 2 of 4 pages

Name of Reporting Person

1.  Social security or IRS Identification No. of above person

    Fleet Financial Group, Inc.
    05-0341324

2.  Check the appropriate box if a member of a group*
                                            (a)  [   ]
                                            (b)  [   ]

3.  SEC Use Only

4.  Citizenship of place of organization
    100 Federal Street, Boston, Massachusetts 02109

             5.  Sole Voting Power
  Number         193,300
of Shares
Beneficially 6.  Shared Voting Power
 Owned by        0
   Each
Reporting    7.  Sole Dispositive Power
  Person         240,200
   with
             8.  Shared Dispositive Power
                 2,000

 9.    Aggregate amount beneficially owned by each reporting person
                 247,000

 10.   Check box if the aggregate amount in row (9) excludes certain shares*
                         [  ]

 11.   Percent of class represented by amount in row (9).
                 6.03%

 12.   Type of reporting person*
                 Holding company

                                                             Page 3 of 4 pages

Item 1(a) Name of Issuer:  El Chico Restaurants, Inc.


Item 1(b) Address of Issuer's Principal Executive Offices:
          12200 Steemons Freeway, Dallas, TX  75234


Item 2(a) Name of Person Filing:  Fleet Financial Group, Inc.


Item 2(b) Address of Principal Business Office, or if none, Residence:
          One Federal Street, Boston, Massachusetts   02109


Item 2(c) Citizenship:  Rhode Island


Item 2(d) Title or Class of Securities:       Common


Item 2(e) CUSIP Number:                       282879105


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:


(a) ( )   Broker or Dealer registered under Section 15 of the Act
(b) ( )   Bank as defined in Section 3(a)(6) of the Act
(c) ( )   Insurance Company as defined in Section 3(a)(19) of the Act
(d) ( ) Investment Company registered under Section 8 of the Investment Company Act
(e) ( ) Investment Adviser registered under Section 203 of the Investment Company Act
(f) ( ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)
(g) (X) Parent Holding Company, in accordance with 240.13d-1(b)(ii)(G) (Note: See Item 7)
(h) ( )   Group, in accordance with 240.13d-1(b)(1)(ii)(H)

Item 4.   Ownership
(a)       Amount beneficially owned:         247,000
(b)       Percent of Class:                  6.03%
(c)       Number of Shares as to which such person has:

            (i) Sole power to vote or to direct the vote:              193,300
           (ii) Shared power to vote or to direct the vote:            0
          (iii) Sole power to dispose or to direct the disposition
                of:                                                    240,200
           (iv) Shared power to dispose or to direct the disposition
                of:                                                    2,000

                                                             Page 4 of 4 pages

Item 5.    Ownership of Five Percent or Less of a Class.

           If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being reported on by the Parent Holding Company.

           Exhibit A attached.

Item 8.    Identification and Classification of Members of the Group.

           N/A

Item 9.    Notice of Dissolution of Group.

Item 10.   Certification

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date       February 14, 1996


Signature


Name/Title Gunnar S. Overstrom, Vice Chairman
           Fleet Financial Group